Vipshop Holdings Limited 128 Dingxin Road Haizhu District, Guangzhou 510220 People’s Republic of China

August 23, 2023

VIA EDGAR

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Mr. Austin Pattan

Ms. Jennifer Thompson

Mr. Nicholas Nalbantian

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Vipshop Holdings Limited (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 19, 2023

File No. 001-35454

Dear Ms. Chaudhry, Ms. Brillant, Mr. Pattan, Ms. Thompson, Mr. Nalbantian and Ms. Beech:

The Company has received the letter dated August 15, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 19, 2023 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company will provide its response to the letter as soon as possible, no later than September 13, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 86 20 2233-0025 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8225 or yuting.wu@skadden.com.

Sincerely yours,

Vipshop Holdings Limited

By:	/s/ Eric Ya Shen
Name:	Eric Ya Shen
Title:	Chairman of the Board of Directors and Chief Executive Officer

cc:	Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Polly Lee, Partner, Deloitte Touche Tohmatsu